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                                                       Exhibit 12
THE ST. PAUL COMPANIES, INC. AND SUBSIDIARIES
Computation of Ratios


                                                  Three Months Ended
                                                       March 31
                                                --------------------
                                                     1999       1998
                                                   ------     ------
                                            (In millions, except ratios)

EARNINGS:
Income before income taxes and
 cumulative effect of accounting change              $258       $250
Add: fixed charges                                     37         39
                                                    -----      -----
    Income, as adjusted                              $295       $289
                                                    =====      =====

FIXED CHARGES AND PREFERRED DIVIDENDS:
Interest expense and amortization                     $22       $22
Dividends on redeemable preferred securities            9         9
Rental expense (1)                                      6         8
                                                    -----     -----
    Total fixed charges                               $37       $39

Preferred stock dividend requirements                   4         4
                                                    -----     -----
    Total fixed charges and preferred
     stock dividend requirements                      $41       $43
                                                    =====     =====


Ratio of earnings to fixed charges                   7.90      7.47
                                                    =====     =====
Ratio of earnings to combined fixed
 charges and preferred stock
 dividend requirements                               7.11      6.72
                                                    =====     =====


(1) Portion of rent deemed representative of interest.